MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 17, 2008
On October 17, 2008, Mindray Medical International Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at the Company’s offices at the Company’s Hong Kong office at Room 2813 Convention Plaza Office Tower, 1 Harbour Road, Wanchai, Hong Kong., at 10:30 a.m. local time for the following purposes:
1.	Re-election of Mr. Li Xiting as a director of the Company.

2.	Re-election of Mr. Wu Qiyao as a director of the Company.

3.	Election of Mr. Lin Jixun as a director of the Company.

4.	Ratification of the appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2007.

5.	Appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2008.

6.	To amend the first sentence of Article 86(1) of the Amended and Restated Articles of Association of the Company by replacing the word “seven (7)” with the word “nine (9)” such that the revised sentence reads: “Unless otherwise determined by the Directors subject to Article 100A hereof, the number of Directors shall not be less than five (5) or greater than nine (9).”

7.	To transact any such other business that may properly come before the meeting.
You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on August 27, 2008 can vote at this meeting or at any adjournment that may take place.
We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend an, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Ms. May Li, Investor Relations, Mindray Building, Keji 12th Road South, High-tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China, and arrive no later than 48 hours prior to the meeting. The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2007 Annual Report are also available through our website at http://ir.mindray.com.

By Order of the Board of Directors,
By:	/s/ Xu Hang
Xu Hang
Chairman of the Board and Co-Chief Executive Officer

September 1, 2008

MINDRAY MEDICAL INTERNATIONAL LIMITED
PROXY STATEMENT
General
The board of directors of Mindray Medical International Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders to be held on October 17, 2008 at 10:30 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the Company’s Hong Kong office at Room 2813 Convention Plaza Office Tower, 1 Harbour Road, Wanchai, Hong Kong.
Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mindray Medical International Limited, if you hold our ordinary shares, or to The Bank of New York if you hold American Depositary Shares (“ADSs”) representing our Class A ordinary shares.
Record Date, Share Ownership, and Quorum
Shareholders of record at the close of business on August 27, 2008 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of August 25, 2008, 107,900,363 of our ordinary shares, par value HK$0.001 per share, were issued and outstanding, of which 75,528,753 were Class A ordinary shares, approximately 66,558,770 of which were represented by ADSs, and 32,371,610 were Class B ordinary shares. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.
Voting and Solicitation
Holders of Class A ordinary shares outstanding on the record are entitled to one vote for each Class A ordinary share held. Holders of Class B ordinary shares outstanding on the record are entitled to five votes for each Class B ordinary share held. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all matters submitted to a vote at general meetings of the Company. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such ordinary shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.
The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares
When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Class A ordinary shares represented by the ADSs, only The Bank of New York may vote those Class A ordinary shares at the annual general meeting.
The Bank of New York and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Class A ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.
If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, The Bank of New York will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.
PROPOSALS 1 AND 2
RE-ELECTION OF DIRECTORS
According to Article 87 of our Articles of Association, at each annual general meeting one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not more than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement at least once every three years. We now hereby nominate these two directors for re-election at the 2008 annual general meeting. Each director to be re-elected will hold office for a three year term and until such director’s successor is elected and is duly qualified, or until such director’s disqualification in accordance with our Articles of Association.
Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.
The names of the nominees, their ages as of August 2008, the principal positions currently held by them, and their biographies are as follows:

Name	Age	Position
Li Xiting	57	Director, President and Co-Chief Executive Officer

Name	Age	Position
Wu Qiyao(1)	72	Director

(1)	Independent director, member of our compensation committee, and co-chairman of our nomination and corporate governance committee.
Li Xiting has served as our director, president and co-chief executive officer since 1991. Mr. Li is one of our founders and the core managerial personnel of our business. Mr. Li is responsible for our business operations and management. Mr. Li received a bachelor’s degree from University of Science and Technology of China.
Wu Qiyao has served as our director since September 2006. Mr. Wu has been a professor in Beijing Institute of Technology since 1983. Mr. Wu has served as an evaluation committee member of medical device registration of the SFDA since 1996. From 1996 to 2002, he served as a deputy director of State Medical Equipment Evaluation Expert Committee. Mr. Wu currently serves as a committee member of science and technology department of National Population and Family Planning Commission of China. He also serves as a director of Chinese Institute of Electronics, and a director of the China Instrument and Control Society. Mr. Wu received his bachelor’s degree in wireless electricity from Beijing Institute of Technology.
An affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting is sufficient to re-elect each of these directors.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 AND 2, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.
PROPOSAL 3
ELECTION OF DIRECTOR
Since the previous annual general meeting of shareholders, in order to fill an occasional vacancy on the board, the Company’s board of directors appointed Mr. Lin Jixun to serve on the board. According to Article 86 of our third Amended and Restated Memorandum of Association, as Mr. Lin was appointed to fill a casual vacancy his term continues until the following annual general meeting, where his board membership will be put to shareholder vote. If elected, Mr. Lin will serve a three year term or until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal.
Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Mr. Lin. The board has no reason to believe that the Mr. Lin will be unable or unwilling to serve as a director if elected. In the event that the nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as the board may propose.
The name of the nominee, his age as of August 2008, the principal position currently held by him, and his biography are as follows:

Name	Age	Position
Lin Jixun(2)	44	Director

(2)	Independent director, member of our audit committee, chairman of our compensation committee, and co-chairman of our nomination and corporate governance committee.
Lin Jixun has served as our director since November 1, 2007. Dr. Lin Jixun is founder and chief executive officer of ACON Laboratories Inc., a worldwide leading manufacturer of high-quality rapid diagnostic test products. Dr. Lin founded ACON Laboratories Inc. in 1995 and serves on the board of directors of ACON

Laboratories, Inc. He also serves on the board of directors for ACEA BioSciences Inc., a company providing cell-based assay systems for basic life science research and drug discovery. Mr. Lin received his Ph.D. in microbiology and immunology from the Medical University of South Carolina and a Bachelor of Medicine from Zhejiang Medical University.
An affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting is sufficient to elect Mr. Lin as director.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 3, THE ELECTION OF THE NOMINEES NAMED ABOVE.
PROPOSALS 4 AND 5
RATIFICATION AND APPOINTMENT OF INDEPENDENT AUDITORS
Our audit committee recommends, and our board of directors concurs, that the appointment of Deloitte Touche Tohmatsu CP Ltd. as our independent auditors for the fiscal year ending December 31, 2007 be ratified, and that Deloitte Touche Tohmatsu CP Ltd. be appointed as our independent auditors for the fiscal year ending December 31, 2008. Deloitte Touche Tohmatsu CP Ltd. has served as our independent auditors since 2004.
In the event our shareholders fail to vote in favor of the appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.
The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 4 AND 5, THE RATIFICATION AND APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CP LTD. AS OUR INDEPENDENT AUDITORS.
Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2006	2007
Audit fees(1)	$525,093	$1,000,000
Audit-related fees(2)	$825,032	$100,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the Sarbanes-Oxley Act.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2006 involve principally the issue of comfort letter and rendering of listing advice in connection with our initial public offering.
PROPOSAL 6
AMENDMENT OF THE RESTATED AND AMENDED ARTICLES OF ASSOCIATION
Our Shareholders adopted our Amended and Restated Articles of Association on September 1, 2006 (the “Articles”). According to Article 164 of the Articles a special resolution is required in order to make any amendment to the Articles. The board recommends amendment to the first sentence of Article 86(1) of the Amended and Restated Articles of Association of the Company by replacing the word “seven (7)” with the word “nine (9)” such that the revised sentence reads: “Unless otherwise determined by the Directors subject to Article 100A hereof, the number of Directors shall not be less than five (5) or greater than nine (9).”
The affirmative vote of two-thirds of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6, THE AMENDMENT OF THE RESTATED AND AMENDED ARTICLES OF ASSOCIATION.
THE BOARD OF DIRECTORS
Our Current Board of Directors
The names of our current board of directors, their ages as of August 2008, and the principal positions currently held by them, and their biographies are as follows:

Name	Age	Position
Xu Hang	46	Chairman, and Co-Chief Executive Officer
Li Xiting	57	Director, President, and Co-Chief Executive Officer
Joyce I-Yin Hsu	33	Director, and Chief Financial Officer
Ronald Ede(2)(3)(4)	49	Director, and Group Vice President of International Affairs
Chen Qingtai(1)	71	Director
Lin Jixun(1)(2)(3)	44	Director
Wu Qiyao(2)(3)	72	Director

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, nomination committee

(4)	Ronald Ede served on the audit committee until June 25, 2008, when he took a position with the Company’s management
For biographical information on Li Xiting, Wu Qiyao and Lin Jixun, please see “Proposal 1 and 2: Re-Election of Directors” and “Proposal 3: Election of Director.”
Xu Hang has served as the chairman of our board of directors and co-chief executive officer since 1991. Mr. Xu is one of our founders and the core managerial personnel of our company. Mr. Xu is responsible for strategic planning and business development. Mr. Xu received a bachelor’s degree from Tsinghua University Department of Computer Science and Technology, a master’s degree in biomedical engineering from Tsinghua University Department of Electrical Engineering and an EMBA degree from China-Europe International Business School. He currently serves as independent director for Wiscom System Co. Ltd., a company listed on the Shenzhen Stock Exchange.

Joyce I-Yin Hsu has served as our chief financial officer since February 2006 and as our director since September 2006. From 2000 to February 2006, Ms. Hsu was an executive director at Goldman Sachs (Asia) L.L.C. with its Principal Investment Area. From 1998 to 2000, Ms. Hsu worked as an investment banker at Goldman Sachs where she divided her responsibilities between the equity capital markets group and corporate finance. Ms. Hsu has also served on the boards of Focus Media Holding Limited, China Yurun Food Group Limited, and China Haisheng Juice Holdings Company Limited. Ms. Hsu received her bachelor’s degree in business administration from the University of California at Berkeley.
Chen Qingtai has served as our director since September 2006. He served concurrently as chairman and chief executive officer of Dongfeng Peugeot Citroen Automobile Limited from 1985 until 1992. From 1992 to 1993, he served as deputy director of the State Council Economic and Trade Office. From 1993 to 1998, Mr. Chen served as the deputy director of the State Economic and Trade Commission. In 1997, he served as a member of First session of the Monetary Policy Committee of the People’s Bank of China. From 1998 to 2004, Mr. Chen served as deputy director of the Development Research Center of the State Council. From 2000 to 2006, he served as an independent director of Sinopec Corp. Mr. Chen received his Bachelor of Science degree in power and dynamics engineering from Tsinghua University. He currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference. Mr. Chen also serves as an independent director and a member of the audit committee of Bank of Communications Co., Ltd., and an independent director of Minmetals Development Co. Ltd. He also serves as the dean of the School of Public Policy and Management at Tsinghua University.
Ronald Ede has served as our director since September 2006 and as our group vice president of international operations since June 2008. From 2004 until June 2008, he served as the chief financial officer, Asia Pacific for JDSU Corp. From 2003 to 2004 he served as director of Grandfield Consultancy Ltd. From 2002 to 2003 he served as a director and consultant to Ernst & Young. From 1998 to 2002 he served as the managing director, Asia for SonoSite Inc. From 1992 to 1998 he was the director of international finance for ATL Ultrasound Inc. Mr. Ede received his bachelor of business administration degree from University of Hawaii and a master of business administration degree from the University of Washington.
COMMITTEES OF THE BOARD OF DIRECTORS
Access to Board Committee Charters
Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominations committee. Copies of the charters of the audit, compensation and corporate governance and nominations committee are available on our website at http://ir.mindray.com
Access to Corporate Governance Policies
Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at http://ir.mindray.com.
AUDIT COMMITTEE MATTERS
Audit Committee Report
The audit committee of the Company currently consists of Mr. Lin Jixun and Mr. Chen Qingtai, each of whom satisfies the requirement of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Ronald Ede, who previously served as the financial expert of the audit committee, is no longer a member of audit committee as of June 25, 2008. He has taken a position with the Company’s management and is therefore no longer independent. The Company is currently seeking an independent financial expert to take his role as promptly as possible.
The audit committee operates under a written charter that has been adopted by the Company’s board of directors and is reviewed by the audit committee on an annual basis.

The purpose and responsibilities of the Committee are to assist the Board in overseeing the accounting and financial reporting processes of the Company and audits of the financial statement of the Company. Among the matters the Committee will oversee are (a) the integrity of the Company’s financial statement, (b) the Company’s compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence, (d) the performance of the Company’s internal audit function and independent auditor and (e) the appointment of the Company’s independent auditor and the approval of audit and non-audit services performed by such auditor.
The Committee also discusses policies with respect to risk assessment and risk management, reviews major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.
The Committee reviews and discusses with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any material changes in the selection or application of the principles followed in prior years and any items required to be communicated by the independent auditor in accordance with AICPA Statement of Auditing Standards (“SAS”) 61, as amended from time to time.
The Committee reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2007 with management and the independent auditors. Management has the responsibility for the preparation and integrity of the Company’s financial statements and the independent auditors have the responsibility for the examination of those statements. Based on the above-mentioned review and discussions with management and the independent auditors, the Committee recommended to the Board of Directors that Company’s audited consolidated financial statements be included in its annual report on Form 20-F for the fiscal year ended December 31, 2007.
As specified in the audit committee charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with U.S. generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.
Audit Committee Pre-Approval Policies and Procedures
The audit committee or board of directors is to pre-approve all auditing services and permitted non-audit to be performed by independent auditor, including the fees and terms there of (subject to the de minimums exceptions for non-audit services described in Section 10A (i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit). Such Pre-approval may be given as part of the Committee’s approval of the scope of the engagement of the independent auditor or on an engagement-by-engagement basis or pursuant to pre-established policies. In addition, the authority to pre-approve non-audit services may be delegated by the Committee to one or more of its members, but such member’s or member’s non-audit service approval decision must be reported to the full Committee at the next regularly scheduled meeting.
The Audit Committee
 Lin Jixun
Chen Qingtai
COMPENSATION COMMITTEE MATTERS
Compensation of Directors and Executive Officers
In 2007, Mindray Medical International Limited (the “Company”) paid aggregate cash compensation of approximately RMB22.7 million (US$3.1 million) to directors and executive officers as a group. The

Company does not pay or set aside any amounts for pension, retirement, or other benefits for our officers and directors.
Compensation Committee Report
The compensation committee of the Company consists of Messrs. Ronald Ede, Lin Jixun, and Wu Qiyao. Mr. Lin is the chairman of the compensation committee. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of the Company’s Co-CEOs, evaluates the performance of each Co-CEO in light of those goals and objectives, and, either as a committee or together with other independent directors, determines and approves the compensation level of each Co-CEO based on this evaluation, and makes recommendations to the board with respect to other executive compensation, incentive-compensation and equity-based plans that are subject to board approval.
The compensation committee operates under a written charter that has been adopted by the Company’s board of directors and is reviewed by the committee on an annual basis.
The Company has an Employee Share Incentive Plan which was adopted by Board of Directors at a meeting in February 2006 and was subsequently amended as Amended and Restated 2006 Share Incentive Plan by shareholders resolution on September 1, 2006. The Amended and Restated 2006 Employee Share Incentive Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third party consultants and advisors.
The Committee administers the option plan, and has wide discretion to award options. Subject to the provisions of the option plan, the Committee determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of the Company’s employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with the Company and other factors chosen by the board of directors.
The Company’s Board of Directors authorized the issuance of up to 15,000,000 Class A ordinary shares upon exercise of awards granted under the Amended and Restated 2006 Employee Share Incentive Plan. As of December 31, 2007, options to purchase 13,322,350 Class A ordinary shares were issued and outstanding.
Compensation Committee Interlocks and Insider Participation
During 2007, none of our executive officers served as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers who served on the Board of Directors or the Committee. As a result, there are no compensation committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Exchange Act.
The Compenstion Committee
Lin Jixun
Wu Qiyao
Ronald Ede

OTHER MATTERS
We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
By:	/s/ Xu Hang
Xu Hang Chairman of the Board and Co-Chief Executive Officer

September 1, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF MINDRAY MEDICAL INTERNATIONAL LIMITED FOR THE 2008
ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
OCTOBER 17, 2008
The undersigned shareholder of Mindray Medical International Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated September 1, 2008, and hereby appoints Xu Hang with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on October 17 , 2008 at 10:30 a.m., local time at the Company’s Hong Kong office at Room 2813 Convention Plaza Office Tower, 1 Harbour Road, Wanchai, Hong Kong., and at any adjournment or postponements thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the following proposals:
Proposal 1: Re-election of Mr. Li Xiting as a director of the Company.

For	Against	Abstain
☐	☐	☐
Proposal 2: Re-election of Mr. Wu Qiyao as a director of the Company.

For	Against	Abstain
☐	☐	☐
Proposal 3: Election of Mr. Lin Jixun as a director of the Company.

For	Against	Abstain
☐	☐	☐
Proposal 4: Ratification of the appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2007.

For	Against	Abstain
☐	☐	☐
Proposal 5: Appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2008.

For	Against	Abstain
☐	☐	☐
Proposal 6: To amend the first sentence of Article 86(1) of the Amended and Restated Articles of Association of the Company by replacing the word “seven (7)” with the word “nine (9)” such that the revised sentence reads: “Unless otherwise determined by the Directors subject to Article 100A hereof, the number of Directors shall not be less than five (5) or greater than nine (9).”

For	Against	Abstain
☐	☐	☐

Dated: 2008
Shareholder Name:	Co-Owner Name:

Signature	Co-Owner Signature
This Proxy Card must be signed by the person registered in the register of members at the close of business on August 27, 2008. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.